Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Clear Channel Communications, Inc. for the registration of common stock, debt securities, preferred stock, warrants, stock purchase contracts, stock purchase units and guarantees and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements and schedule of Clear Channel Communications, Inc., Clear Channel Communications, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Clear Channel Communications, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas
August 30, 2006